UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 9 May 2014

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or "the Company")

RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 9 MAY 2014

Gold Fields Limited shareholders are advised that all the results of the business conducted at the annual general meeting held on Friday 9 May 2014 in Sandown, Sandton, South Africa (including a percentage of the total number of shares voted) are as follows:

1. Reappointment of auditors
    Resolved that KPMG Inc., upon the recommendation of the current Audit Committee of the Company, be reappointed as the auditors of the Company until the conclusion of the next AGM.

For	Against	Abstain
99.59%	0.41%	44,385,316

2. Re-election of a director – K Ansah
    Resolved that Mr K Ansah, who was first appointed to the Board on 2 February 2004 and who retires in terms of the Company's Memorandum of Incorporation, and who is eligible and available for re-election, is re-elected as a director of the Company.

For	Against	Abstain
98.35%	1.65%	3,456,715

3. Re-election of a director – NJ Holland
    Resolved that Mr NJ Holland, who was first appointed to the Board on 14 April 1998 as an executive director and who retires in terms of the Company's Memorandum of Incorporation, and who is eligible and available for re-election, is re-elected as a director of the Company.

For	Against	Abstain
99.90%	0.10%	3,453,123

4. Re-election of a director – PA Schmidt
    Resolved that Mr PA Schmidt, who was first appointed to the Board on 6 November 2009 as an executive director and who retires in terms of the Company's Memorandum of Incorporation, and who is eligible and

available for re-election, is re-elected as a director of the Company.

For	Against	Abstain
97.77%	2.23%	3,454,990

5. Re-election of a member of the Audit Committee – GM Wilson
Resolved that Ms GM Wilson is re-elected as a member of the Audit Committee with effect from the end of this AGM, in terms of section 94(2) of the Act.

For	Against	Abstain
93.54%	6.46%	34,970,592

6. Re-election of a member of the Audit Committee – RP Menell
Resolved that Mr RP Menell is re-elected as a member of the Audit Committee with effect from the end of this AGM, in terms of section 95(2) of the Act.

For	Against	Abstain
97.80%	2.20%	3,466,791

7. Re-election of a member of the Audit Committee – DMJ Ncube
Resolved that Mr DMJ Ncube is re-elected as a member of the Audit Committee with effect from the end of the AGM, in terms of section 94(2) of the Act.

For	Against	Abstain
99.98%	0.02%	3,166,264

8. Approval for the issue of authorized but unissued ordinary shares

For	Against	Abstain
91.35%	8.65%	2,647,990

9. Advisory endorsement of the remuneration policy

For	Against	Abstain
69.79%	30.21%	38,773,758

10. Special resolution number 1: Approval for the issuing of equity securities for cash

For	Against	Abstain
90.99%	9.01%	16,424,829

11. Special resolution number 2: Approval of the remuneration of non-executive directors.

For	Against	Abstain
87.56%	12.44%	5,456,220

12. Special resolution number 3: Approval of the Company to grant financial assistance in terms of section 44 and 45 of the Act.

For	Against	Abstain
98.95%	1.05%	2,152,422

13. Special resolution number 4: Acquisition of the Company's own shares. Although Gold Fields had put forward Special Resolution No 4 as set out in the notice of meeting and had received sufficient votes prior to the meeting to pass the special resolution as presented, in line with feedback from shareholders, it was proposed at the meeting to amend this resolution by reducing the 20% maximum down to 10% and the amendment was adopted.

For	Against	Abstain
86.24%	13.76%	1,045,350

Over 81.69% of votable shares were represented at the AGM.

The special resolutions will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No 71 of 2008.

09 May 2014
Sponsor
JP Morgan Equities South Africa Pty Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 9 May 2014

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer